UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

FORM 6-K

________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41921

_________________________

Joint Stock Company Kaspi.kz

(Translation of registrant’s name into English)

______________________

154A Nauryzbai Batyr Street
Almaty, Kazakhstan
050013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

EXPLANATORY NOTE

On March 25, 2024, Joint Stock Company Kaspi.kz (the “Company”) issued an announcement, furnished as Exhibit 99.1 hereto, confirming the voluntary delisting of its American depositary shares and Rule 144A global depositary receipts from the London Stock Exchange.

This report of foreign private issuer on Form 6-K (this “Form 6-K”) is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-276609).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Joint Stock Company Kaspi.kz

March 25, 2024	By:	/s/ Tengiz Mosidze
Name: Tengiz Mosidze Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

No.	Description
99.1	Announcement titled “Cancellation of Listing of ADSs and Rule 144A GDRs.”